NO ACT

PE
6-19-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12027045

June 20, 2012

Robert T. Molinet
FedEx Corporation
rtmolinet@fedex.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 06-20-2012

Re: FedEx Corporation

Dear Mr. Molinet:

This is in regard to your letter dated June 19, 2012 concerning the shareholder proposal submitted by Trillium Asset Management on behalf of Arlene Zaucha; Oneida Elder Trust; Calvert Investment Management, Inc. on behalf of the Calvert Social Index Fund, Calvert VP S&P 500 Index Portfolio, and Calvert Balanced Portfolio; Mercy Investment Services, Inc.; and First Affirmative Financial Network, LLC for inclusion in FedEx's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that FedEx therefore withdraws its May 24, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

cc: Shelley Alpern
Trillium Asset Management
salpern@trilliuminvest.com

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com



<u>**VIA E-MAIL**</u>

June 19, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation — Withdrawal of No-Action Request on Stockholder Proposal Relating to the Disclosure of Political Contributions**

Ladies and Gentlemen:

On May 24, 2012, FedEx Corporation requested that the staff of the Division of Corporation Finance agree that FedEx may exclude from its proxy materials for the 2012 annual meeting of its stockholders the stockholder proposal relating to the disclosure of political contributions (the "Stockholder Proposal") submitted by Trillium Asset Management on behalf of Ms. Arlene Zaucha and by the following other stockholders, who designated Ms. Arlene Zaucha as the lead filer and Trillium Asset Management as the liaison for all of the co-filers of the Stockholder Proposal: Oneida Elder Trust, Calvert Investment Management, Inc., Mercy Investment Services, Inc. and First Affirmative Financial Network, LLC (together with Ms. Arlene Zaucha, the "Proponents").

The purpose of this letter is to inform you that the Proponents have withdrawn the Stockholder Proposal. The Proponents' withdrawal letter is attached hereto as **<u>Exhibit A</u>**. Accordingly, FedEx is hereby withdrawing its May 24, 2012 no-action request relating to the Stockholder Proposal.

If you have any questions or need any additional information, please feel free to call me.

Very truly yours,

FedEx Corporation



Robert T. Molinet

Attachment

cc: Trillium Asset Management
c/o Shelley Alpern
Vice President, Advocacy
salpern@trilliuminvest.com

Oneida Elder Trust
c/o Susan White
Director
Oneida Trust
swhite@oneidanation.org

Calvert Investment Management, Inc.
c/o Reed Montague
reed.montague@calvert.com

Mercy Investment Services, Inc.
c/o Valerie Heinonen
Director, Shareholder Advocacy
heinonenv@juno.com

First Affirmative Financial Network, LLC
c/o Holly Testa
Shareowner Advocate
hollytesta@firstaffirmative.com

Exhibit A

Proponents' Withdrawal Letter

[937577]

Robert Molinet

From:	Shelley Alpern <SAlpern@trilliuminvest.com>
Sent:	Monday, June 18, 2012 1:22 PM
To:	Robert Molinet
Cc:	shareholderproposals@sec.gov; Reed.Montague@Calvert.com; Susan White; 'ValerieHeinonen'; hollytesta@firstaffirmative.com
Subject:	<Suspected SPAM>:FDX withdrawal letter - June 2012
Attachments:	FDX withdrawal letter - June 2012.docx


TRILLIUM
ASSET MANAGEMENT

June 18, 2012

Mr. Robert T. Molinet
Corporate Vice President
Securities and Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Rob:

Having fully reviewed your letter of May 24, 2012 to the Securities and Exchange Commission, we anticipate that the Commission will agree with your arguments and have therefore decided to withdraw our proposal requesting a detailed report on FedEx's lobbying expenditures filed, on behalf of our client Arlene Zaucha.

As you know, the co-filers of this proposal (copied below) have designated me as their lead contact on this matter. We have conferred as a group and all of us wish to withdraw. If you need separate documentation from each filer, please let me know and I will communicate that this is needed.

We appreciate your offer of dialogue on lobbying transparency and will be in touch to arrange a mutually convenient time for a meeting or phone call.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Cc: Christine P. Richards, Executive Vice President, General Counsel and Secretary
Susan White, Oneida Elder Trust
Reed Montague, Calvert Investment Management, Inc.
Sr. Valerie Heinonen, Mercy Investment Services
Holly Testa, First Affirmative Financial Network, LLC
Division of Corporate Finance, Securities and Exchange Commission



June 18, 2012

Mr. Robert T. Molinet
Corporate Vice President
Securities and Corporate Law
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Rob:

Having fully reviewed your letter of May 24, 2012 to the Securities and Exchange Commission, we anticipate that the Commission will agree with your arguments and have therefore decided to withdraw our proposal requesting a detailed report on FedEx's lobbying expenditures filed, on behalf of our client Arlene Zaucha.

As you know, the co-filers of this proposal (copied below) have designated me as their lead contact on this matter. We have conferred as a group and all of us wish to withdraw. If you need separate documentation from each filer, please let me know and I will communicate that this is needed.

We appreciate your offer of dialogue on lobbying transparency and will be in touch to arrange a mutually convenient time for a meeting or phone call.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Cc: Christine P. Richards, Executive Vice President, General Counsel and Secretary
Susan White, Oneida Elder Trust
Reed Montague, Calvert Investment Management, Inc.
Sr. Valerie Heinonen, Mercy Investment Services
Holly Testa, First Affirmative Financial Network, LLC
Division of Corporate Finance, Securities and Exchange Commission

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


Corporation

VIA E-MAIL

May 24, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: **FedEx Corporation—Omission of Stockholder Proposal Relating to the Disclosure of Political Contributions**

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, that FedEx Corporation intends to omit from its proxy statement and form of proxy for the 2012 annual meeting of its stockholders (the "2012 Proxy Materials") the stockholder proposal and supporting statement attached hereto as **Exhibit A** (the "Stockholder Proposal"), which was submitted by Trillium Asset Management on behalf of Ms. Arlene Zaucha (the "Primary Proponent") on April 13, 2012 for inclusion in the 2012 Proxy Materials. We also received letters from Oneida Elder Trust, Calvert Investment Management, Inc., Mercy Investment Services, Inc. and First Affirmative Financial Network, LLC as co-filers of the Stockholder Proposal (together with the Primary Proponent, the "Proponents"). Related correspondence with the Proponents is also attached as **Exhibit A**.

We believe that the Stockholder Proposal may be excluded from our 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) because it is substantially duplicative of a previously submitted stockholder proposal that will be included in our 2012 Proxy Materials. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if we exclude the Stockholder Proposal from our 2012 Proxy Materials.

In accordance with Rule 14a-8(j), we are:

- submitting this letter not later than 80 days prior to the date on which we intend to file definitive 2012 Proxy Materials; and

- simultaneously providing a copy of this letter and its exhibits to the Proponents, thereby notifying them of our intention to exclude the Stockholder Proposal from our 2012 Proxy Materials.

The Stockholder Proposal

The Stockholder Proposal states:

"**Resolved,** the stockholders of FedEx Corporation ("FedEx") request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and Board for

    a. direct and indirect lobbying contribution or expenditure; and

    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a 'grassroots lobbying communication' is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both 'direct and indirect lobbying' and 'grassroots lobbying communications' include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website."

We received the Stockholder Proposal on April 13, 2012.

New York Comptroller Proposal

We previously received a separate stockholder proposal from the Comptroller of the City of New York ("New York Comptroller Proposal") on April 9, 2012, which is substantially similar to the Stockholder Proposal. The New York Comptroller Proposal, a copy of which is attached as **Exhibit B**, states:

> "**Resolved,** that the shareholders of FedEx Corporation ("FedEx" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:
>
> 1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.
>
> 2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:
>
>   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and
>
>   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.
>
> The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website."

We intend to include the New York Comptroller Proposal in our 2012 Proxy Materials, as we received it before the Stockholder Proposal.

Analysis

a. Established Commission and Staff Precedent

Under Rule 14a-8(i)(11), a stockholder proposal may be excluded from a company's proxy materials if the stockholder proposal substantially duplicates another stockholder proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting. The Securities and Exchange Commission (the "Commission") has stated that Rule 14a-8(i)(11) was adopted, in part, to eliminate the possibility that shareholders would have to consider two or more substantially identical proposals submitted by proponents acting independently of each other. *See Securities Exchange Act Release No. 34-12598* (July 7, 1976).

The Staff has repeatedly allowed a stockholder proposal to be excluded as substantially duplicative where both the stockholder proposal and the prior stockholder proposal requested disclosure of the company's political contributions, including situations where one proposal specifically requests disclosure of a company's lobbying expenditures and the other requests disclosure of the company's "political contributions." In several no action requests in 2012, the Staff has followed prior precedents to permit a stockholder proposal identical to the Stockholder Proposal to be excluded from proxy materials as substantially duplicative of a previously received stockholder proposal under Rule 14a-8(i)(11), where the previously received stockholder proposal is identical to the New York Comptroller Proposal. *See, e.g., JPMorgan Chase & Co.* (Feb. 24, 2012); *AT&T Inc.* (Feb. 3, 2012); *CVS Caremark Corp.* (Feb. 1, 2012). These determinations are consistent with prior Staff decisions. *See, e.g., FedEx Corp.* (July 21, 2011) (stockholder proposal requesting that we annually disclose in our proxy statement our policies on electioneering, political contributions and communications, projected expenditures on such activities during the forthcoming year, and a list of electioneering contributions made during the prior year substantially duplicates an earlier stockholder proposal requesting disclosure of our policy and procedures for political contributions, the amount paid to and the identity of recipients of our political contributions, and the titles of people in our company who participated in the decision to make political contributions); *Occidental Petroleum Corp.* (Feb. 25, 2011) (stockholder proposal requesting an annual report disclosing company policies and procedures for lobbying contributions and expenditures and payments used for lobbying communications substantially duplicates an earlier stockholder proposal requesting the board to prepare a review of the company's political expenditures and spending processes and present a report to investors by a certain date); *Ford Motor Co.* (Feb. 15, 2011) (stockholder proposal requesting the semi-annual release of a report on the company website disclosing the company's policies and procedures for political contributions and expenditures as well as actual amounts of political contributions substantially duplicates an earlier stockholder proposal requesting disclosure of the amount of corporate dollars being spent for political purposes and the political causes seeking to be promoted by management in the use of such political contribution funds); *CitiGroup Inc.* (Jan. 28, 2011) (stockholder proposal requesting an annual report regarding lobbying contributions and expenditures substantially duplicates an earlier stockholder proposal requesting a semi-annual report regarding political contributions); *General Motors Corp.* (Apr. 5, 2007) (stockholder proposal requesting the company to provide a report disclosing company policies and procedures for political contributions and expenditures substantially duplicates an earlier stockholder proposal requesting the publication of a detailed statement of each contribution made within the prior year in respect of a political campaign, party, referendum or initiative or other attempts to influence legislation).

The Staff has often confirmed that two stockholder proposals need not be identical in order to provide a basis for exclusion under Rule 14a-8(i)(11). The stockholder proposals can differ in terms of the breadth and scope of the subject matter, so long as the principal thrust or focus is substantially the same. *See, e.g., Wells Fargo & Co.* (Feb. 8, 2011); *Chevron Corp.* (Mar. 23, 2009); *Ford Motor Co. (Leeds)* (Mar. 3, 2008): *Pacific Gas & Electric Co.* (Feb. 1, 1993).

b. Application of Commission and Staff Precedent to the Stockholder Proposal

As discussed below, application of Commission and Staff standards to the Stockholder Proposal supports our conclusion that the Stockholder Proposal substantially duplicates the New York Comptroller Proposal, and, accordingly, should be excluded from our 2012 Proxy Materials.

Although the Stockholder Proposal and the New York Comptroller Proposal contain nominally different wording, the principal thrust and focus of each proposal is identical – both request that we prepare reports on policies regarding political contributions and lobbying expenditures, to be presented to the Board and posted on our website. Each asks that we report on contributions, payments and other expenditures that we make directly or indirectly through other means, namely through trade associations, to influence the political process, and they both seek disclosure of the amount and identity of the recipient of such contributions and expenditures. Both proposals also ask that the reports contain a discussion about corporate decision-making and board oversight with respect to these contributions and expenditures.

More specifically, both proposals seek information regarding "nondeductible expenses" under the Internal Revenue Code Section 162(e). Under Section 162(e), payments made to a trade association that are used to influence legislation, intervene in a political campaign, influence the general public (i.e., indirect grassroots lobbying) or directly communicate with a covered executive branch official to influence that official's actions (i.e., direct lobbying) are considered nondeductible lobbying and political expenditures. These varying types of political expenditures are treated without distinction under the Internal Revenue Code out of the recognition that many forms of political expenditure serve the dual purposes of lobbying and campaign intervention. When we make a contribution to a trade association, although the trade association is obligated to inform us regarding what portion of the contribution constitutes a "nondeductible expense," we typically have no way to distinguish what portion of the "nondeductible expense" is allocated towards "lobbying," as opposed to other forms of political activity.

In the supporting statements, both the Stockholder Proposal and the New York Comptroller Proposal discuss the perceived need for information from companies about contributions to tax-exempt organizations that may be used for political means, information which the proposals state is not readily available from public sources, and also highlight their support for "transparency" in requesting the disclosures. If we were to include both proposals in our 2012 Proxy Materials, shareholders would rightfully question what, if any, substantive differences exist between the Stockholder Proposal and the New York Comptroller Proposal and wonder why they are being asked to consider substantially similar proposals. Rule 14a-8(i)(11) was intended to eliminate precisely this type of shareholder confusion, and thus, including both would frustrate the policy behind Rule 14a-8(i)(11). Consequently, because the Stockholder Proposal was received after the substantially duplicative New York Comptroller Proposal, which we intend to include in our 2012 Proxy Materials, the Stockholder Proposal may be excluded under Rule 14a-8(i)(11).

c. Failure of One Proponent to Establish the Requisite Eligibility to Submit the Stockholder Proposal

One of the Proponents, Oneida Elder Trust ("Oneida"), failed to substantiate its eligibility to submit the Stockholder Proposal under Rule 14a-8(b), and thus, even if the Staff does not agree that we may omit the Stockholder Proposal in its entirety from our 2012 Proxy Materials, we request that the Staff agree that may exclude Oneida as a Proponent of the Stockholder Proposal in our 2012 Proxy Materials.

Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the shareholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving [its] eligibility to submit a proposal to the company," which the shareholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, *Staff Legal Bulletin No. 14* (July 13, 20001).

Oneida submitted a letter via electronic mail to FedEx on April 13, 2012, stating that it was submitting the Stockholder Proposal for inclusion in the 2012 Proxy Materials as a co-filer. This April 13, 2012 letter from Oneida also stated that verification of ownership would be submitted separately. Documentary evidence of Oneida's ownership of the requisite number of shares was not included in the April 13, 2012 letter. We reviewed our stock records, and Oneida is not listed as a record owner of FedEx Corporation shares.

Rule 14a-8(f) provides that a company may exclude a shareholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. Because we had not received the verification of ownership on behalf of Oneida, we sent Oneida a letter on April 26, 2012 (copy attached hereto as **Exhibit C**) via electronic mail seeking verification of share ownership from Oneida (the "Deficiency Notice"). The Deficiency Notice reminded Oneida of its obligation under Rule 14a-8(b)(2) to provide a written statement from the record holder of Oneida's shares verifying that, as of the date the Stockholder Proposal was submitted by Oneida, Oneida had continuously owned the requisite shares of FedEx Corporation common stock for at least one year. We sent the Deficiency Notice within 14 calendar days of our receipt of the Stockholder Proposal from Oneida. As of May 24, 2012, we still have not yet received any written statement from the record holder.

As required by SLB 14F, the Deficiency Notice provided detailed information regarding the "record" holder requirements and attached a copy of Rule 14a-8. Specifically, the Deficiency Notice stated:

- the ownership requirements of Rule 14a-8(b);
- that, according to our stock records, Oneida was not a record owner;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and
- that any response had to be postmarked or transmitted electronically no later than 14 calendar days from the date that Oneida received the Deficiency Notice.

The Staff has consistently taken the position that if a proponent does not provide documentary support evidencing that he or she has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b) during the time period allowed under Rule 14a-8(f), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Piper Jaffray Cos.* (Jan. 9, 2012); *Deere & Co.* (No. 16, 2011); *Hewlett-Packard Co.* (July 28, 2010); *RTI Int'l Metals, Inc.* (Jan. 13, 2004).

Because there are other co-filers, we do not suggest that Oneida's failure to provide documentary support evidencing continuous stock ownership is grounds for excluding the Stockholder Proposal from the 2012 Proxy Materials. We do, however, request that the Staff agree with us that because of its failure to meet the requirements of Rule 14a-8(b), Oneida be omitted from the 2012 Proxy Materials as a Proponent of the Stockholder Proposal if no-action relief is not otherwise granted on substantially duplicative grounds.

Conclusion

Based upon the foregoing analysis and the Staff's continual agreement with it, we respectfully request that the Staff agree that we may omit the Stockholder Proposal from our 2012 Proxy Materials. If the Staff does not agree, then we ask that the Staff agree that we may omit Oneida from the 2012 Proxy Materials as a Proponent of the Stockholder Proposal.

If you have any questions or would like any additional information, please feel free to call me. Thank you for your prompt attention to this request.

Very truly yours,

FedEx Corporation



Robert T. Molinet

Attachments

cc: Trillium Asset Management
c/o Shelley Alpern
Vice President, Advocacy
salpern@trilliuminvest.com

Oneida Elder Trust
c/o Susan White
Director
Oneida Trust
swhite@oneidanation.org

Calvert Investment Management, Inc.
c/o Reed Montague
reed.montague@calvert.com

Mercy Investment Services, Inc.
c/o Valerie Heinonen
Director, Shareholder Advocacy
heinonenv@juno.com

First Affirmative Financial Network, LLC
c/o Holly Testa
Shareowner Advocate
hollytesta@firstaffirmative.com

[933609]

Exhibit A

The Stockholder Proposal and Related Correspondence

Robert Molinet

From:	Shelley Alpern <SAlpern@trilliuminvest.com>
Sent:	Friday, April 13, 2012 4:58 PM
To:	Chris Richards; Robert Molinet
Cc:	SWHITE@oneidanation.org; Smith, Timothy; 'Holly Testa'; Reed.Montague@Calvert.com; Valerie Heinonen; SHeim@bostoncommonasset.com; CFredericks@milberg.com
Subject:	Shareholder proposal
Attachments:	FedEx - lobbying resolution - final.docx; FDX Trillium filing letter.doc

Ms. Richards & Mr. Molinet:

Please find attached a shareholder proposal concerning transparency of lobbying activities. We expect to be joined in this filing by a number of co-filers, who are copied above.

We hope you and your colleagues give serious consideration to our proposal, and look forward to your response.

Shelley Alpern
Vice President, Advocacy
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111
617-292-8026, x 248

www.trilliuminvest.com



April 13, 2012

Ms. Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

On behalf of our client Arlene Zaucha, we wish to submit the attached resolution for inclusion in the 2012 FedEx proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). The proposal requests a detailed report on FedEx's lobbying expenditures.

Ms. Zaucha is the beneficial owner of 30 shares of FedEx Corporation common stock, a position held for more than one year. She will shortly submit a letter to you affirming her intention to hold this position through the date of the annual stockholders meeting, and to present the resolution at the meeting or designate a representative to do so in her stead.

Verification of ownership will be submitted separately.

I will act as her representative in this matter and can be reached at (617) 292-8026, x 248 and *salpern@trilliuminvest.com*.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, and processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of FedEx's policies, procedures and oversight mechanisms is warranted.

Resolved, the stockholders of FedEx Corporation ("FedEx") request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in stockholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to FedEx's long-term interests.

FedEx spent approximately $38.7 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports. (*US Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures. And FedEx does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as FedEx's $25,000 contribution to the American Legislative Exchange Council ("ALEC") annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

Membership and financial support of ALEC became very controversial when ALEC's role in creating and promoting model state legislation on Arizona style immigration bills, Stand Your Ground legislation, anti-environmental legislation and restrictions on voter registration was exposed.

Facing this controversy, companies like Coca-Cola, McDonald's, PepsiCo, Wendy's and Kraft Foods withdrew their involvement and funding of ALEC.

Robert Molinet

From: Susan White <SWHITE@oneidanation.org>
Sent: Friday, April 13, 2012 5:25 PM
To: Chris Richards
Cc: Robert Molinet; SAlpern@trilliuminvest.com
Subject: Shareholder Proposal concerning FDX Lobbying
Attachments: FedEx - lobbying resolution - final_1 041312.pdf; Oneida FDX filing letter lobbying 041312.pdf

Dear Ms. Richards & Mr. Molinet:

Please find attached a shareholder proposal concerning transparency of lobbying activities. The Oneida Trust is co-filing. We hope you and your colleagues give serious consideration to our proposal. We look forward to your response. Yaw^>ko.

Susan White, Director
Oneida Trust
P O Box 365
Oneida WI 54155
tf 1-800-236-2214
dr 1-920-490-3935
fx 1-920-496-7491

ONEIDA TRUST DEPARTMENT

onʌyoteˀa·ka latiwistaˀnunha
909 Packerland Dr, Green Bay WI 54304
P O Box 365, Oneida WI 54155
Ph: (920) 490-3935•Fax: (920) 496-7491

April 13, 2012

Ms. Christine P. Richards
Executive Vice President, General Counsel and Secrètary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

On behalf of the Oneida Elder Trust, I am authorized to submit the attached resolution for inclusion in the 2012 FedEx proxy statement, which requests a detailed report on FedEx's lobbying expenditures. I do so in accordance with the regulations set for the in the 1934 Securities and Act of 1934 (17 C.F.R. § 240.14a-8).

Oneida Elder Trust is the beneficial owner of 816 shares of FedEx Corporation common stock, a position that we have held for more than one year; we will continue to hold stock at least until the time of the annual stockholders meeting. Either I or an authorized representative will present the proposal at the 2012 stockholder meeting.

Verification of ownership will be submitted separately.

We are hopeful that this proposal will be viewed constructively and lead to a dialogue on its implementation with us and our co-filers. To follow up, please contact Shelley Alpern at Trillium Asset Management, who will act as our liaison in this matter. She can be reached at (617) 292-8026, x 248 and *salpern@trilliuminvest.com.*

Yours truly,



Susan White, Director
Oneida Trust
Oneida Tribe of Indians of Wisconsin
909 Packerland Drive, Green Bay, Wisconsin, 54303

cc: Shelley Alpern, Trillium Asset Management

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, and processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of FedEx's policies, procedures and oversight mechanisms is warranted.

Resolved, the stockholders of FedEx Corporation ("FedEx") request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in stockholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to FedEx's long-term interests.

FedEx spent approximately $38.7 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports. (*US Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures. And FedEx does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as FedEx's $25,000 contribution to the American Legislative Exchange Council ("ALEC") annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

Membership and financial support of ALEC became very controversial when ALEC's role in creating and promoting model state legislation on Arizona style immigration bills, Stand Your Ground legislation, anti-environmental legislation and restrictions on voter registration was exposed.

Facing this controversy, companies like Coca-Cola, McDonald's, PepsiCo, Wendy's and Kraft Foods withdrew their involvement and funding of ALEC.

Robert Molinet

From: Valerie Heinonen <heinonenv@juno.com>
Sent: Saturday, April 14, 2012 1:29 PM
To: Chris Richards; Robert Molinet
Cc: Reed.Montague@Calvert.com; heinonenv@juno.com; SHeim@bostoncommonasset.com; CFredericks@milberg.com; SWHITE@oneidanation.org; SAlpern@trilliuminvest.com; smith@bostontrust.com; htesta@firstaffirmative.com
Subject: Political Lobbying Resolution -- Mercy Investment Services, Inc.
Attachments: FedEx filing Mercy Inv Serv, Inc. 4-14-12.docx; FedEx - lobbying resolution - 4-14-12.docx

April 14, 2012

Dear Ms. Richards:

Please find attached the sharehold proposal addressing certain policies and procedures for political lobbying. As stated in the attached filing letter of Mercy Investment Services, Inc., Mercy is filing with Trillium Asset Management and other concerned investors. I have copied Mr. Molinet and colleagues on this filing.

We hope you and your colleagues will consider a conversation on the policy and disclosure issues raised. We look forward to your response. Thank you for your attention.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C #10E
NY, NY 10009
Direct Line 631 823 8222 (Temporary)
212 674 2542 (when back in NYC)
heinonenv@juno.com


MERCY
INVESTMENT
SERVICES, INC

April 14, 2012

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the resolution which requests the Board of FedEx Corporation to authorize preparation of a report, updated annually, and disclosing FedEx policy and procedures governing lobbying of legislators and regulators, including that done on our company's behalf by trade associations. It is submitted for inclusion in the 2012 proxy statement under Rule 14 a-8 of General Rules and Regulations of the Securities Exchange Act of 1934.

We believe the disclosure should include both direct and indirect lobbying as well as grassroots lobbying communications. We are seeing far more industry associations communicating their views on universal health care, drug access and climate change, all with a view of destroying legislation and regulations that are for the common good not just financial profit. This sort of lobbying is often done by stealth, i.e. setting up fake associations, and includes efforts at local, state and federal levels.

Mercy Investment Services, Inc. is the beneficial owner of at least $2000 worth of shares of FedEx stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. We are hopeful that this proposal will be viewed constructively and lead to a dialogue with us on its implementation. Mercy Investment Services, Inc. is cofiling this resolution with Trillium Asset Management, which is the primary filer with Ms. Shelley Alpern as our authorized contact person for the resolution. Ms. Alpern may be reached at (617) 292-8026, x 248 and *salpern@trilliuminvest.com*.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C #10E
NY, NY 10009
Direct Line 631 823 8222 (Temporary)
212 674 2542 (when back in NYC)
heinonenv@juno.com

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, and processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of FedEx's policies, procedures and oversight mechanisms is warranted.

Resolved, the stockholders of FedEx Corporation ("FedEx") request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

    a. direct and indirect lobbying contribution or expenditure; and
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in stockholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to FedEx's long-term interests.

FedEx spent approximately $38.7 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports. (*US Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures. And FedEx does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as FedEx's $25,000 contribution to the American Legislative Exchange Council ("ALEC") annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

Membership and financial support of ALEC became very controversial when ALEC's role in creating and promoting model state legislation on Arizona style immigration bills, Stand Your Ground legislation, anti-environmental legislation and restrictions on voter registration was exposed.

Facing this controversy, companies like Coca-Cola, McDonald's, PepsiCo, Wendy's and Kraft Foods withdrew their involvement and funding of ALEC.



BNY MELLON
ASSET SERVICING

April 14, 2012

Ms. Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Re: Mercy Investment Services Inc.

Dear Ms. Richards:

This letter will certify that as of April 14, 2012, The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 3,756 shares of FedEx Corporation.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of FedEx Corporation and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

If you have any questions please feel free to give me a call.

Sincerely,



Meghan Dragina
Senior Associate
BNY Mellon Asset Servicing

Phone: (412) 234-4991
Email: Meghan.dragina@bnymellon.com



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

April 13, 2012

RECEIVED
APR 17 2012
CHRISTINE P. RICHARDS

Ms. Christine P. Richards
Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 43 mutual funds sponsored by Calvert Investments, Inc., including 22 funds that apply sustainability criteria. As of April 12, 2012, Calvert had over $12.4 billion in assets under management.

The Calvert Social Index Fund, Calvert VP S&P500 Index Portfolio, and Calvert Balanced Portfolio ("Funds") are beneficial owners of at least $2,000 in market values of securities entitled to be voted at the next shareholder meeting, (supporting documentation to follow under separate cover). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own the required (1%) or $2,000 in market value of the Company's securities through the date of the 2012 annual meeting of shareholders.

We are notifying you in a timely manner that we are presenting the following shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Act of 1934 (17 C.R.F. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed shareholder proposal, requesting that the Board of Directors authorize the preparation of a report disclosing the company's lobbying policies and procedures as well as any related activities and payments.

We understand that Shelley Alpern on behalf of Trillium Asset Management is submitting an identical proposal. Calvert recognizes Trillium Asset Management as the lead filer and intends to act as a co-sponsor of the resolution. Ms. Alpern has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all the correspondence sent to Ms. Alpern as it relates to the proposal. In this regard, please direct any correspondence to Reed Montague at 301-951-4815 or contact her via email at reed.montague@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,



Lancelot A. King, Esq.
Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc., Calvert Variable Products, Inc. and Calvert Social Investment Fund

Enclosures: Resolution Text

Cc: Bennett Freeman, Senior Vice President, Sustainability Research and Policy, Calvert Investment Management, Inc.

Stu Dalheim, Vice President of Shareholder Advocacy, Calvert Investment Management, Inc.

Reed Montague, Sustainability Analyst, Calvert Investment Management, Inc.

Shelley Alpern, Vice President, Trillium Asset Management

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, and processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of FedEx's policies, procedures and oversight mechanisms is warranted.

Resolved, the stockholders of FedEx Corporation ("FedEx") request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in stockholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to FedEx's long-term interests.

FedEx spent approximately $38.7 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports. (*US Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures. And FedEx does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as FedEx's $25,000 contribution to the American Legislative Exchange Council ("ALEC") annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

Membership and financial support of ALEC became very controversial when ALEC's role in creating and promoting model state legislation on Arizona style immigration bills, Stand Your Ground legislation, anti-environmental legislation and restrictions on voter registration was exposed.

Facing this controversy, companies like Coca-Cola, McDonald's, PepsiCo, Wendy's and Kraft Foods withdrew their involvement and funding of ALEC.

RTM



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

April 24, 2012

Ms. Christine P. Richards
Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

I am writing to follow up on the shareholder proposal submitted to FedEx Corporation on April 13, 2012.

Please see the enclosed letter from State Street Corp., which shows that the Calvert Social Index Fund, the Calvert VP S&P 500 Index Portfolio and CSIF Balanced Portfolio (the "Funds") are each a beneficial owner of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting. Furthermore, the Funds each held these securities continuously for at least one year at the time the shareholder proposal was submitted, and it is the Funds' intention to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

Please direct any correspondence to Reed Montague, at 301-951-4815, or contact her via email at reed.montague@calvert.com.

Sincerely,

Lancelot A. King, Esq.
Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc., Calvert Variable Products, Inc. and Calvert Social Investment Fund

Enclosures: State Street letter

Cc: Bennett Freeman, Senior Vice President for Sustainability Research and Policy, Calvert Investment Management, Inc.

Stu Dalheim, Vice President of Shareholder Advocacy, Calvert Investment Management, Inc.

Reed Montague, Sustainability Analyst, Calvert Investment Management, Inc.

Robert T. Molinet, Corporate Vice President - Securities & Corporate Law, FedEx Corporation



STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

April, 18 2012

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of April 17, 2012 the Calvert Funds listed below held the indicated amount of shares of the stock of FedEx Corp. (CUSIP 31428X106). Also the funds held the amount of shares indicated continuously since 4/10/2011.

Fund	Fund Name	Cusip	Shares as of 04/17/2012	Shares held continuously since 04/10/2011
D872	Calvert Social Index Fund	31428X106	4,796	4,645
D894	Calvert VP S&P 500 Index Portfolio	31428X106	6,888	6,250
D8B1	CSIF Balanced Portfolio	31428X106	17,092	15,132

Please feel free to contact me if you need any further information.

Sincerely,

Carlos Ferreira
Account Manager
State Street Corp

Robert Molinet

From:	Holly Testa <htesta@firstaffirmative.com>
Sent:	Monday, April 16, 2012 1:15 PM
To:	Chris Richards
Cc:	Robert Molinet
Subject:	Shareowner resolution addressing lobbing practices
Attachments:	FedEx Lobbying Resolution 20120413 final.pdf; FedEx Lobbying Resolution Cover Letter 20120416.pdf

Dear Ms. Richards:

Please find enclosed our co-filing of this shareowner resolution regarding lobbying practices and policies. Please let me know if you have any questions.

Thank you.

Sincerely,

Holly A. Testa, AIF®
First Affirmative Financial Network
PO Box 19635
Boulder, CO 80308
303-641-5190
hollytesta@firstaffirmative.com

First Affirmative Financial Network, LLC, is a Registered Investment Advisor with the Securities and Exchange Commission, specializing in Socially Responsible Investments (SRI). Visit us online at www.firstaffirmative.com <http://www.firstaffirmative.com/> .

Save the date and join us for the 23rd annual SRI in the Rockies Conference October 2-4, 2012 at the Mohegan Sun Conference Center in Connecticut. More info at www.SRIintheRockies.com



First Affirmative
Financial Network, LLC

Investing for a Sustainable Future

April 16, 2012

Ms. Christine P. Richards
Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

First Affirmative Financial Network, LLC is a United States based investment management firm with over $700 million in assets under management. We hold more than 3,800 shares of Federal Express common stock on behalf of clients who ask us to integrate their values with their investment portfolios.

First Affirmative joins Oneida Trust to co-file the enclosed shareholder resolution with Federal Express. We support the inclusion of this proposal in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, First Affirmative is the beneficial holder of more than $2,000 of Federal Express common stock, acquired more than one year prior to today's submission of this resolution, and has held more than $2,000 in shares continuously for that entire time. We intend to remain invested in this position continuously through the date of the 2011 annual meeting.

Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

To follow up, please contact Shelley Alpern at Trillium Asset Management, who will act as our liaison in this matter. She can be reached at 617-292-8026, x 248 and *salpern@trilliuminvest.com.* Ms. Alpern is authorized to negotiate on our behalf, to include withdrawing the resolution, if appropriate.

Please confirm receipt of this document to:

Holly A. Testa
Shareowner Advocate
hollytesta@firstaffirmative.com
303-641-5190

Sincerely,



Steven J. Schueth
President
First Affirmative Financial Network, LLC

Enclosures: Shareowner Resolution

cc: Susan White, Director, Oneida Trust
Shelley Alpern, Trillium Asset Management

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, and processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of FedEx's policies, procedures and oversight mechanisms is warranted.

Resolved, the stockholders of FedEx Corporation ("FedEx") request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and

   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in stockholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to FedEx's long-term interests.

FedEx spent approximately $38.7 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports. (*US Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures. And FedEx does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as FedEx's $25,000 contribution to the American Legislative Exchange Council ("ALEC") annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

Membership and financial support of ALEC became very controversial when ALEC's role in creating and promoting model state legislation on Arizona style immigration bills, Stand Your Ground legislation, anti-environmental legislation and restrictions on voter registration was exposed.

Facing this controversy, companies like Coca-Cola, McDonald's, PepsiCo, Wendy's and Kraft Foods withdrew their involvement and funding of ALEC.



FOLIO*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

RECEIVED
APR 20 2012
CHRISTINE P. RICHARDS

April 17, 2012

Ms. Christine P. Richards
Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Please accept this letter as documentation that Folio*fn* Investments, Inc. acts as the custodian for First Affirmative Financial Network, LLC. Further, we are writing this letter to verify that First Affirmative Financial Network is the Investment Advisor on a number of client accounts that held a total of 3,858 shares of Federal Express on 4/16/2012.

In the above referenced client accounts, First Affirmative Financial Network has continuously held at least $2,000 in market value of Federal Express for at least one year prior to submission of this shareowner proposal on April 16, 2011.

First Affirmative Financial Network is a beneficial owner with discretionary authority for each of the above referenced client accounts, and each client has delegated proxy voting authority to First Affirmative Financial Network.

Sincerely,

Drew Wieder
VP Customer Service
Folio*fn* Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
wiederd@folioinvesting.com

Robert Molinet

From:	Robert Molinet
Sent:	Monday, April 23, 2012 2:35 PM
To:	'salpern@trilliuminvest.com'
Cc:	Susan White (SWHITE@oneidanation.org); 'reed.montague@calvert.com'; 'heinonenv@juno.com'; 'hollytesta@firstaffirmative.com'
Subject:	FedEx Stockholder Proposal
Attachments:	20120423124500995.pdf

Ms. Alpern -- Please see attached request.

Rob Molinet

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


FedEx
Corporation

VIA E-MAIL *(salpern@trilliuminvest.com)*

April 23, 2012

Shelley Alpern
Vice President, Advocacy
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Subject: ***Withdrawal of Stockholder Proposal of Ms. Arlene Zaucha, Oneida Elder Trust, Calvert Investment Management, Inc., Mercy Investment Services, Inc. and First Affirmative Financial Network, LLC***

Dear Ms. Alpern:

We received the stockholder proposal dated April 13, 2012 that Trillium Asset Management submitted on behalf of Ms. Arlene Zaucha (copy attached hereto as Exhibit A), as well as the same proposal co-filed by Oneida Elder Trust (dated April 13, 2012), Calvert Investment Management, Inc. (dated April 13, 2012), Mercy Investment Services, Inc. (dated April 14, 2012) and First Affirmative Financial Network, LLC (dated April 16, 2012) (collectively, the "Proposal"). You asked that all questions or correspondence regarding the Proposal be directed to your attention, and each of the co-filers designated you as the authorized contact person for the Proposal.

On April 9, 2012, we received a stockholder proposal dated April 3, 2012 from the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (copy attached hereto as Exhibit B) (the "NYC Comptroller Proposal"), the content of which is substantially similar to the content of the Proposal. We plan to include the NYC Comptroller Proposal in our 2012 proxy materials.

Because the Proposal is substantially duplicative of the NYC Comptroller Proposal, which was submitted to FedEx in advance of the submission of the Proposal and will be included in our 2012 proxy materials, we ask that all filers of the Proposal voluntarily withdraw the Proposal. As you are most likely aware, the Securities and Exchange Commission has granted no-action requests in similar circumstances this proxy season on grounds of substantial duplication of a previously submitted proposal. *See, e.g., AT&T Inc.* (Mar. 1, 2012); *JPMorgan Chase & Co.* (Feb. 24, 2012); *CVS Caremark Corp.* (Feb. 1, 2012); and *United Pacific Corp.* (Feb. 1, 2012).

We appreciate your and the co-filers' interest in FedEx. Please let me know if you have any questions or would like to discuss. I look forward to hearing from you soon.

Sincerely,

FEDEX CORPORATION



Robert T. Molinet

Attachments

cc: Susan White, Oneida Trust (swhite@oneidanation.org)
Reed Montague, Calvert Investments (reed.montague@cavert.com)
Valerie Heinonen, Mercy Investment Services (heinonenv@juno.com)
Holly Testa (hollytesta@firstaffirmative.com)

[929121]

Exhibit A

The Proposal


TRILLIUM
ASSET MANAGEMENT

April 13, 2012

Ms. Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

On behalf of our client Arlene Zaucha, we wish to submit the attached resolution for inclusion in the 2012 FedEx proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). The proposal requests a detailed report on FedEx's lobbying expenditures.

Ms. Zaucha is the beneficial owner of 30 shares of FedEx Corporation common stock, a position held for more than one year. She will shortly submit a letter to you affirming her intention to hold this position through the date of the annual stockholders meeting, and to present the resolution at the meeting or designate a representative to do so in her stead.

Verification of ownership will be submitted separately.

I will act as her representative in this matter and can be reached at (617) 292-8026, x 248 and *salpern@trilliuminvest.com*.

Sincerely,

Shelley Alpern

Shelley Alpern
Vice President
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, and processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of FedEx's policies, procedures and oversight mechanisms is warranted.

Resolved, the stockholders of FedEx Corporation ("FedEx") request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in stockholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to FedEx's long-term interests.

FedEx spent approximately $38.7 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports. (*US Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures. And FedEx does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as FedEx's $25,000 contribution to the American Legislative Exchange Council ("ALEC") annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

Membership and financial support of ALEC became very controversial when ALEC's role in creating and promoting model state legislation on Arizona style immigration bills, Stand Your Ground legislation, anti-environmental legislation and restrictions on voter registration was exposed.

Facing this controversy, companies like Coca-Cola, McDonald's, PepsiCo, Wendy's and Kraft Foods withdrew their involvement and funding of ALEC.

ONEIDA TRUST DEPARTMENT

onʌyoteˀa·ka latiwistaˀnunha
909 Packerland Dr, Green Bay WI 54304
P O Box 365, Oneida WI 54155
Ph: (920) 490-3935•Fax: (920) 496-7491

April 13, 2012

Ms. Christine P. Richards
Executive Vice President, General Counsel and Secrètary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

On behalf of the Oneida Elder Trust, I am authorized to submit the attached resolution for inclusion in the 2012 FedEx proxy statement, which requests a detailed report on FedEx's lobbying expenditures. I do so in accordance with the regulations set for the in the 1934 Securities and Act of 1934 (17 C.F.R. § 240.14a-8).

Oneida Elder Trust is the beneficial owner of 816 shares of FedEx Corporation common stock, a position that we have held for more than one year; we will continue to hold stock at least until the time of the annual stockholders meeting. Either I or an authorized representative will present the proposal at the 2012 stockholder meeting.

Verification of ownership will be submitted separately.

We are hopeful that this proposal will be viewed constructively and lead to a dialogue on its implementation with us and our co-filers. To follow up, please contact Shelley Alpern at Trillium Asset Management, who will act as our liaison in this matter. She can be reached at (617) 292-8026, x 248 and *salpern@trilliuminvest.com*.

Yours truly,



Susan White, Director
Oneida Trust
Oneida Tribe of Indians of Wisconsin
909 Packerland Drive, Green Bay, Wisconsin, 54303

cc: Shelley Alpern, Trillium Asset Management

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, and processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of FedEx's policies, procedures and oversight mechanisms is warranted.

Resolved, the stockholders of FedEx Corporation ("FedEx") request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

    a. direct and indirect lobbying contribution or expenditure; and
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in stockholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to FedEx's long-term interests.

FedEx spent approximately $38.7 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports. (*US Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures. And FedEx does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as FedEx's $25,000 contribution to the American Legislative Exchange Council ("ALEC") annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

Membership and financial support of ALEC became very controversial when ALEC's role in creating and promoting model state legislation on Arizona style immigration bills, Stand Your Ground legislation, anti-environmental legislation and restrictions on voter registration was exposed.

Facing this controversy, companies like Coca-Cola, McDonald's, PepsiCo, Wendy's and Kraft Foods withdrew their involvement and funding of ALEC.



4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

April 13, 2012

Ms. Christine P. Richards
Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 43 mutual funds sponsored by Calvert Investments, Inc., including 22 funds that apply sustainability criteria. As of April 12, 2012, Calvert had over $12.4 billion in assets under management.

The Calvert Social Index Fund, Calvert VP S&P500 Index Portfolio, and Calvert Balanced Portfolio ("Funds") are beneficial owners of at least $2,000 in market values of securities entitled to be voted at the next shareholder meeting, (supporting documentation to follow under separate cover). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own the required (1%) or $2,000 in market value of the Company's securities through the date of the 2012 annual meeting of shareholders.

We are notifying you in a timely manner that we are presenting the following shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Act of 1934 (17 C.R.F. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed shareholder proposal, requesting that the Board of Directors authorize the preparation of a report disclosing the company's lobbying policies and procedures as well as any related activities and payments.

We understand that Shelley Alpern on behalf of Trillium Asset Management is submitting an identical proposal. Calvert recognizes Trillium Asset Management as the lead filer and intends to act as a co-sponsor of the resolution. Ms. Alpern has agreed to coordinate contact between the Company and other shareholders filing the proposal, including Calvert and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all the correspondence sent to Ms. Alpern as it relates to the proposal. In this regard, please direct any correspondence to Reed Montague at 301-951-4815 or contact her via email at reed.montague@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,



Lancelot A. King, Esq.
Assistant Vice President and Assistant Secretary, Calvert Social Index Series, Inc., Calvert Variable Products, Inc. and Calvert Social Investment Fund

Enclosures: Resolution Text

Cc: Bennett Freeman, Senior Vice President, Sustainability Research and Policy, Calvert Investment Management, Inc.

Stu Dalheim, Vice President of Shareholder Advocacy, Calvert Investment Management, Inc.

Reed Montague, Sustainability Analyst, Calvert Investment Management, Inc.

Shelley Alpern, Vice President, Trillium Asset Management

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, and processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of FedEx's policies, procedures and oversight mechanisms is warranted.

Resolved, the stockholders of FedEx Corporation ("FedEx") request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in stockholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to FedEx's long-term interests.

FedEx spent approximately $38.7 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports. (*US Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures. And FedEx does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as FedEx's $25,000 contribution to the American Legislative Exchange Council ("ALEC") annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

Membership and financial support of ALEC became very controversial when ALEC's role in creating and promoting model state legislation on Arizona style immigration bills, Stand Your Ground legislation, anti-environmental legislation and restrictions on voter registration was exposed.

Facing this controversy, companies like Coca-Cola, McDonald's, PepsiCo, Wendy's and Kraft Foods withdrew their involvement and funding of ALEC.


MERCY
INVESTMENT
SERVICES, INC

April 14, 2012

Frederick W. Smith, Chair, President and CEO
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Mr. Smith:

On behalf of Mercy Investment Services, Inc., I am authorized to submit the resolution which requests the Board of FedEx Corporation to authorize preparation of a report, updated annually, and disclosing FedEx policy and procedures governing lobbying of legislators and regulators, including that done on our company's behalf by trade associations. It is submitted for inclusion in the 2012 proxy statement under Rule 14 a-8 of General Rules and Regulations of the Securities Exchange Act of 1934.

We believe the disclosure should include both direct and indirect lobbying as well as grassroots lobbying communications. We are seeing far more industry associations communicating their views on universal health care, drug access and climate change, all with a view of destroying legislation and regulations that are for the common good not just financial profit. This sort of lobbying is often done by stealth, i.e. setting up fake associations, and includes efforts at local, state and federal levels.

Mercy Investment Services, Inc. is the beneficial owner of at least $2000 worth of shares of FedEx stock and verification of ownership from a DTC participating bank will follow. We have held the requisite number of shares for over one year and will continue to hold the stock through the date of the annual shareowners' meeting in order to be present in person or by proxy. We are hopeful that this proposal will be viewed constructively and lead to a dialogue with us on its implementation. Mercy Investment Services, Inc. is cofiling this resolution with Trillium Asset Management, which is the primary filer with Ms. Shelley Alpern as our authorized contact person for the resolution. Ms. Alpern may be reached at (617) 292-8026, x 248 and *salpern@trilliuminvest.com.*

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
Mercy Investment Services, Inc.
205 Avenue C #10E
NY, NY 10009
Direct Line 631 823 8222 (Temporary)
212 674 2542 (when back in NYC)
heinonenv@juno.com

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, and processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of FedEx's policies, procedures and oversight mechanisms is warranted.

Resolved, the stockholders of FedEx Corporation ("FedEx") request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in stockholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to FedEx's long-term interests.

FedEx spent approximately $38.7 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports. (*US Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures. And FedEx does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as FedEx's $25,000 contribution to the American Legislative Exchange Council ("ALEC") annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

Membership and financial support of ALEC became very controversial when ALEC's role in creating and promoting model state legislation on Arizona style immigration bills, Stand Your Ground legislation, anti-environmental legislation and restrictions on voter registration was exposed.

Facing this controversy, companies like Coca-Cola, McDonald's, PepsiCo, Wendy's and Kraft Foods withdrew their involvement and funding of ALEC.



First Affirmative Financial Network, LLC *Investing for a Sustainable Future*

April 16, 2012

Ms. Christine P. Richards
Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

First Affirmative Financial Network, LLC is a United States based investment management firm with over $700 million in assets under management. We hold more than 3,800 shares of Federal Express common stock on behalf of clients who ask us to integrate their values with their investment portfolios.

First Affirmative joins Oneida Trust to co-file the enclosed shareholder resolution with Federal Express. We support the inclusion of this proposal in the 2011 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

Per Rule 14a-8, First Affirmative is the beneficial holder of more than $2,000 of Federal Express common stock, acquired more than one year prior to today's submission of this resolution, and has held more than $2,000 in shares continuously for that entire time. We intend to remain invested in this position continuously through the date of the 2011 annual meeting.

Verification of ownership will be forwarded under separate cover by DTC participant custodian Folio Institutional (Folio*fn* Investments, Inc.)

To follow up, please contact Shelley Alpern at Trillium Asset Management, who will act as our liaison in this matter. She can be reached at 617-292-8026, x 248 and *salpern@trilliuminvest.com*. Ms. Alpern is authorized to negotiate on our behalf, to include withdrawing the resolution, if appropriate.

Please confirm receipt of this document to:

Holly A. Testa
Shareowner Advocate
hollytesta@firstaffirmative.com
303-641-5190

Sincerely,



Steven J. Schueth
President
First Affirmative Financial Network, LLC

Enclosures: Shareowner Resolution

cc: Susan White, Director, Oneida Trust
Shelley Alpern, Trillium Asset Management

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, and processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of FedEx's policies, procedures and oversight mechanisms is warranted.

Resolved, the stockholders of FedEx Corporation ("FedEx") request the Board authorize the preparation of a report, updated annually, and disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure; and

   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As stockholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in stockholders' best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to FedEx's long-term interests.

FedEx spent approximately $38.7 million in 2010 and 2011 on direct federal lobbying activities, according to disclosure reports. (*US Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures. And FedEx does not disclose its contributions to tax-exempt organizations that write and endorse model legislation, such as FedEx's $25,000 contribution to the American Legislative Exchange Council ("ALEC") annual meeting (http://thinkprogress.org/politics/2011/08/05/288823/alec-exposed-corporations-funding/).

Membership and financial support of ALEC became very controversial when ALEC's role in creating and promoting model state legislation on Arizona style immigration bills, Stand Your Ground legislation, anti-environmental legislation and restrictions on voter registration was exposed.

Facing this controversy, companies like Coca-Cola, McDonald's, PepsiCo, Wendy's and Kraft Foods withdrew their involvement and funding of ALEC.

Exhibit B

The NYC Comptroller Proposal



Michael Garland
EXECUTIVE DIRECTOR FOR
CORPORATE GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

April 3, 2012

Ms. Christine P. Richards
Executive Vice President, Gen. Counsel and
Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of FedEx Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from

Ms. Richards
Page 2

the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2517.

Very truly yours,



Michael Garland
Executive Director of Corporate Governance

MG/ms

Enclosures

FedEx Corp. -- Political Contribution

Resolved, that the shareholders of FedEx Corporation ("FedEx" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of FedEx, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

FedEx contributed at least $3 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.

Elizabeth Saxton

From:	Robert Molinet
Sent:	Thursday, April 26, 2012 5:31 PM
To:	salpern@trilliuminvest.com
Subject:	Verification of FedEx Stock Ownership
Attachments:	26 April 2012 Letter to Trillium Asset Management.pdf

Ms. Alpern – Please see attached letter.

Rob Molinet

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


FedEx
Corporation

VIA E-MAIL (*salpern@trilliuminvst.com*)

April 26, 2012

Shelley Alpern
Vice President, Advocacy
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111

Subject: ***Stockholder Proposal of Ms. Arlene Zaucha***

Dear Ms. Alpern:

We received the stockholder proposal dated April 13, 2012 that Trillium Asset Management submitted on behalf of Ms. Arlene Zaucha. You asked that all questions or correspondence regarding the proposal be directed to your attention.

Pursuant to Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, Ms. Zaucha must have continuously held at least $2,000 in market value, or 1%, of FedEx Corporation common stock for at least one year as of the date the proposal was submitted.

Ms. Zaucha did not appear in our records as a registered stockholder. As required by Rule 14a-8(b)(2), please provide a written statement from the record holder of Ms. Zaucha's shares verifying that, as of the date the proposal was submitted, Ms. Zaucha had continuously owned the requisite shares of FedEx Corporation common stock for at least one year. For your convenience, I have attached a copy of Rule 14a-8.

Please send the statement to my attention. Rule 14a-8(f) provides that your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION



Robert T. Molinet

Attachment

Elizabeth Saxton

From:	Robert Molinet
Sent:	Thursday, April 26, 2012 5:33 PM
To:	Susan White (SWHITE@oneidanation.org)
Cc:	salpern@trilliuminvest.com
Subject:	Verification of FedEx Stock Ownership
Attachments:	26 April 2012 Letter to Oneida Elder Trust.pdf

Ms. White – Please see attached letter.

Rob Molinet

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com



Corporation

VIA E-MAIL *(swhite@oneidanation.org)*

April 26, 2012

Susan White
Director
Oneida Trust Department
909 Packerland Drive
Green Bay, WI 54303

Subject: ***Stockholder Proposal of Oneida Elder Trust (the "Trust")***

Dear Ms. White:

We received the stockholder proposal dated April 13, 2012 that you submitted on behalf of the Trust.

Pursuant to Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, the Trust must have continuously held at least $2,000 in market value, or 1%, of FedEx Corporation common stock for at least one year as of the date the proposal was submitted.

The Trust did not appear in our records as a registered stockholder. As required by Rule 14a-8(b)(2), please provide a written statement from the record holder of the Trust's shares verifying that, as of the date the proposal was submitted, the Trust had continuously owned the requisite shares of FedEx Corporation common stock for at least one year. For your convenience, I have attached a copy of Rule 14a-8.

Please send the statement to my attention. Rule 14a-8(f) provides that your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION



Robert T. Molinet

Attachment

cc: Shelley Alpern, Trillium Asset Management (salpern@trilliuminvest.com)

[928965]

Elizabeth Saxton

From:	Robert Molinet
Sent:	Thursday, April 26, 2012 5:35 PM
To:	reed.montague@calvert.com
Cc:	salpern@trilliuminvest.com
Subject:	Verification of FedEx Stock Ownership
Attachments:	26 April 2012 Letter to Calvert Investment Management.pdf

Ms. Montague – Please see attached letter.

Rob Molinet

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


FedEx
Corporation

VIA E-MAIL (*reed.montague@calvert.com*)

April 26, 2012

Reed Montague
Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Subject: *Stockholder Proposal of Calvert Social Index Fund, Calvert Balanced Portfolio, and Calvert VP S&P 500 Index Portfolio(the "Calvert Funds", each individually, a "Calvert Fund")*

Dear Ms. Montague:

We received the stockholder proposal dated April 13, 2012 that Lancelot A. King submitted on behalf of the Calvert Funds. He asked that all questions or correspondence regarding the proposal be directed to your attention.

Pursuant to Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, each Calvert Fund must have continuously held at least $2,000 in market value, or 1%, of FedEx Corporation common stock for at least one year as of the date the proposal was submitted.

The Calvert Funds did not appear in our records as a registered stockholder. As required by Rule 14a-8(b)(2), please provide a written statement from the record holder of the Calvert Funds' shares verifying that, as of the date the proposal was submitted, each Calvert Fund had continuously owned the requisite shares of FedEx Corporation common stock for at least one year. For your convenience, I have attached a copy of Rule 14a-8.

Please send the statement to my attention. Rule 14a-8(f) provides that your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION

Robert T. Molinet

Attachment

cc: Shelley Alpern, Trillium Asset Management (salpern@trilliuminvest.com)

[928954]

Elizabeth Saxton

From: Robert Molinet
Sent: Friday, April 27, 2012 8:21 AM
To: 'reed.montague@calvert.com'
Cc: 'salpern@trilliuminvest.com'
Subject: RE: Verification of FedEx Stock Ownership

Ms. Montague – I now have your ownership verification letter. You can disregard this request.

Rob Molinet

From: Robert Molinet
Sent: Thursday, April 26, 2012 5:35 PM
To: reed.montague@calvert.com
Cc: salpern@trilliuminvest.com
Subject: Verification of FedEx Stock Ownership

Ms. Montague – Please see attached letter.

Rob Molinet

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management Corporation
www.trilliuminvest.com

April 27, 2012

Ms. Christine P. Richards
Executive Vice President, General Counsel and Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Re: Request for verification

Dear Ms. Richards:

Per your request and in accordance with the SEC Rules, please find the attached authorization letter from Arlene Zaucha as well as the letter from Charles Schwab Advisor Services verifying Arlene Zaucha's ownership of the position.

Please contact me if you have any questions at (617) 292-8026 ext. 248; Trillium Asset Management LLC. 711 Atlantic Ave., Boston, MA 02111; or via email at salpern@trilliuminvest.com.

Sincerely,



Shelley Alpern
Vice President
Trillium Asset Management, LLC

Enclosures

BOSTON
711 Atlantic Avenue
Boston, Massachusetts 02111-2809
T: 617-423-6655 F: 617-482-6179
800-548-5684

DURHAM
353 West Main Street, Second Floor
Durham, North Carolina 27701-3215
T: 919-688-1265 F: 919-688-1451
800-853-1311

SAN FRANCISCO BAY
100 Larkspur Landing Circle, Suite 105
Larkspur, California 94939-1741
T: 415-925-0105 F: 415-925-0108
800-933-4806



April 13, 2012

Shelley Alpern
Vice President, Advocacy
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Alpern:

I hereby authorize Trillium Asset Management LLC to file a shareholder resolution on my behalf at FedEx Corporation .

I am the beneficial owner of more than $2,000 worth of common stock in Fedex Corporation that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2012.

I hereby grant Trillium Asset Management Corporation full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Arlene Zaucha

charles SCHWAB
ADVISOR SERVICES

1958 Summit Park Dr, Orlando, FL 32810

April 25, 2012

Re: Arlene S Zaucha Retirnment Trust of 2009/Acct

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 30 shares of common stock FedEx Corporation. These 30 shares have been held in this account continuously for one year prior to April 13, 2011.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab and Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co, Inc.

Sincerely,

Darrell Pass

Darrell Pass
Director



FOLIOfn Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102

p 888-485-3456
f 703-880-7313
folioinstitutional.com

April 17, 2012

Ms. Christine P. Richards
Corporate Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

Please accept this letter as documentation that Foliofn Investments, Inc. acts as the custodian for First Affirmative Financial Network, LLC. Further, we are writing this letter to verify that First Affirmative Financial Network is the Investment Advisor on a number of client accounts that held a total of 3,858 shares of Federal Express on 4/16/2012.

In the above referenced client accounts, First Affirmative Financial Network has continuously held at least $2,000 in market value of Federal Express for at least one year prior to submission of this shareowner proposal on April 16, 2011.

First Affirmative Financial Network is a beneficial owner with discretionary authority for each of the above referenced client accounts, and each client has delegated proxy voting authority to First Affirmative Financial Network.

Sincerely,

Drew Wieder
VP Customer Service
Foliofn Investments, Inc.
8180 Greensboro Drive
8th Floor
McLean, VA 22102
wiederd@folioinvesting.com

Robert Molinet

From: Shelley Alpern <SAlpern@trilliuminvest.com>
Sent: Tuesday, May 15, 2012 2:06 PM
To: Robert Molinet
Subject: <Suspected SPAM>:RE: FedEx Stockholder Proposal

Sounds good. Thank you. I do have a 10:00 call, but that should be over by 10:30.

From: Robert Molinet [mailto:rtmolinet@fedex.com]
Sent: Tuesday, May 15, 2012 2:40 PM
To: Shelley Alpern
Subject: RE: FedEx Stockholder Proposal

Shelly – How about if I call your office Thursday morning?

Rob

From: Shelley Alpern [mailto:SAlpern@trilliuminvest.com]
Sent: Tuesday, May 15, 2012 9:02 AM
To: Robert Molinet
Subject: <Suspected SPAM>:RE: FedEx Stockholder Proposal

Rob,

I've been meaning to contact you but was traveling all last week with limited email access.

It was brought to my attention that I inadvertently copied you on an email wherein I proposed a withdrawal strategy to my co-filers. (I hope you had a good laugh at that, as perhaps I will one day far in the future.) The feedback that I got from my co-filers, however, is that they would like to press forward with a request for some time with the board to discuss the company's relationship to the Washington football team via your stadium sponsorship. We feel that our dialogue with management is going nowhere, but none of my colleagues is inclined to let the matter drop, and we want to communicate to the board members directly and have a real-time conversation with them so they can better understand why this matter is so important to American Indians.

And of course since we filed our proposal, corporate sponsorship of ALEC became a matter of widening public interest, so we are also keen to press forward in discussion on lobbying even though for this year, the proposal is likely dead on the water. At some point we can re-file, and such resolutions have been doing well. If we can find common agreement on greater lobbying disclosure, perhaps we can avoid a re-filing.

I can be reached at 617-292-8026, x 248 until about 2 pm today, then I am out of the office until Thursday, but with access to email.

Regards,

Shelley Alpern
Vice President, Advocacy
Trillium Asset Management
711 Atlantic Avenue

Boston, MA 02111
617-292-8026, x 248

www.trilliuminvest.com

From: Robert Molinet [mailto:rtmolinet@fedex.com]
Sent: Tuesday, May 15, 2012 9:46 AM
To: Shelley Alpern
Subject: RE: FedEx Stockholder Proposal

Ms. Alpern – Just wanted to follow up with you on this. We're happy to engage you in a dialog on corporate political contributions, as we have done in the past with Tim Smith and Bruce Freed. We would like you to withdraw the proposal this week, however, to obviate the necessity of a no-action request.

Thanks, Rob

From: Robert Molinet
Sent: Monday, April 23, 2012 2:35 PM
To: 'salpern@trilliuminvest.com'
Cc: Susan White (SWHITE@oneidanation.org); 'reed.montague@calvert.com'; 'heinonenv@juno.com'; 'hollytesta@firstaffirmative.com'
Subject: FedEx Stockholder Proposal

Ms. Alpern -- Please see attached request.

Rob Molinet

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation

Robert Molinet

From: Robert Molinet
Sent: Friday, May 18, 2012 3:43 PM
To: 'Shelley Alpern'
Subject: RE: Shareholder proposal

Shelly – Thanks for your prompt response. I'm happy to inform our Board of your request at the upcoming June meeting and revert to you afterwards. Unfortunately, we have a timing issue with the shareholder proposal on corporate political activity, as our no-action request must be submitted to the SEC before the deadline next week. As a consequence, if you are not prepared to withdraw the proposal now, we will be compelled to file a no-action request.

As for getting together this summer, here are a few dates in June that work for me – June 12, 13, 14, 26, 27 and 28. Don't know whether you had planned to travel to Memphis, but we can certainly handle via conference call if you want to keep costs down.

I look forward to hearing back from you.

Rob

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation
901-818-7029

From: Shelley Alpern [mailto:SAlpern@trilliuminvest.com]
Sent: Friday, May 18, 2012 1:40 PM
To: Robert Molinet
Subject: Shareholder proposal

Rob,

I've connected with all of the proposal filers, and the consensus is that we would like you to ask the board to give us an audience at the next board meeting that follows the June meeting (so August, presumably?). We would be happy to withdraw if we are granted such a meeting.

We also appreciate your offer to discuss lobbying separately. We should probably schedule something before summer gets in full swing and vacations begin to interfere. Would you like to suggest some dates?

Shelley Alpern
Vice President, Advocacy
Trillium Asset Management
711 Atlantic Avenue
Boston, MA 02111
617-292-8026, x 248

www.trilliuminvest.com

Exhibit B

New York Comptroller Proposal



Michael Garland
EXECUTIVE DIRECTOR FOR
CORPORATE GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
JOHN C. LIU

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

RECEIVED
APR 09 2012
1427165
CHRISTINE P. RICHARDS

April 3, 2012

Ms. Christine P. Richards
Executive Vice President, Gen. Counsel and
Secretary
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

Dear Ms. Richards:

I write to you on behalf of the Comptroller of the City of New York, John C. Liu. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Fire Department Pension Fund, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation certifying the Systems' ownership, for over a year, of shares of FedEx Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from the annual meeting. If you have any further questions on this matter, please feel free to contact me at 1 Centre Street, Room 629, New York, NY 10007; phone (212) 669-2517.

Very truly yours,



Michael Garland
Executive Director of Corporate Governance

MG/ma

Enclosures

FedEx Corp. – Political Contribution

Resolved, that the shareholders of FedEx Corporation ("FedEx" or "Company") hereby request that the Company provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.

2. Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.

The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website.

Stockholder Supporting Statement

As long-term shareholders of FedEx, we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.

Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's *Citizens United* decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.

FedEx contributed at least $3 million in corporate funds since the 2002 election cycle. (CQ: http://moneyline.cq.com/pml/home.do and National Institute on Money in State Politics: http://www.followthemoney.org/index.phtml.)

However, relying on publicly available data does not provide a complete picture of the Company's political spending. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax exempt organizations used for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck and Microsoft that support political disclosure and accountability and present this information on their websites.

The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical governance reform.



BNY MELLON

April 3, 2012

To Whom It May Concern

Re: Fed Ex Corp. **Cusip#: 31428X106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from April 3, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System.

The New York City Employees' Retirement System	264,373 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,



Richard Blanco
Vice President



BNY MELLON

April 3, 2012

To Whom It May Concern

Re: Fed Ex Corp. **Cusip#: 31428X106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from April 3, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 288,744 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

April 3, 2012

To Whom It May Concern

Re: Fed Ex Corp. **Cusip#: 31428X106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from April 3, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund	47,997 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

April 3, 2012

To Whom It May Concern

Re: Fed Ex Corp. **Cusip#: 31428X106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from April 3, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund	147,463 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

April 3, 2012

To Whom It May Concern

Re: Fed Ex Corp. **Cusip#: 31428X106**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from April 3, 2011 through today at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 12,474 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286

Exhibit C

Deficiency Notice

Elizabeth Saxton

From: Robert Molinet
Sent: Thursday, April 26, 2012 5:33 PM
To: Susan White (SWHITE@oneidanation.org)
Cc: salpern@trilliuminvest.com
Subject: Verification of FedEx Stock Ownership
Attachments: 26 April 2012 Letter to Oneida Elder Trust.pdf

Ms. White – Please see attached letter.

Rob Molinet

Robert T. Molinet
Corporate Vice President – Securities & Corporate Law
FedEx Corporation

Robert T. Molinet
Corporate Vice President
Securities & Corporate Law

942 South Shady Grove Road
Memphis, TN 38120

Telephone 901.818.7029
Mobile 901.299.7620
Fax 901.818.7119
rtmolinet@fedex.com


FedEx
Corporation

VIA E-MAIL (swhite@oneidanation.org)

April 26, 2012

Susan White
Director
Oneida Trust Department
909 Packerland Drive
Green Bay, WI 54303

Subject: ***Stockholder Proposal of Oneida Elder Trust (the "Trust")***

Dear Ms. White:

We received the stockholder proposal dated April 13, 2012 that you submitted on behalf of the Trust.

Pursuant to Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, in order to be eligible to submit a proposal, the Trust must have continuously held at least $2,000 in market value, or 1%, of FedEx Corporation common stock for at least one year as of the date the proposal was submitted.

The Trust did not appear in our records as a registered stockholder. As required by Rule 14a-8(b)(2), please provide a written statement from the record holder of the Trust's shares verifying that, as of the date the proposal was submitted, the Trust had continuously owned the requisite shares of FedEx Corporation common stock for at least one year. For your convenience, I have attached a copy of Rule 14a-8.

Please send the statement to my attention. Rule 14a-8(f) provides that your response must be postmarked, or transmitted electronically, no later than 14 calendar days from the date you receive this letter.

If you have any questions, please call me.

Sincerely,

FEDEX CORPORATION



Robert T. Molinet

Attachment

cc: Shelley Alpern, Trillium Asset Management (salpern@trilliuminvest.com)

[928965]